3903 Centerville Road, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

August 10, 2012

FILED VIA EDGAR

Rufus Decker

Accounting Branch Chief

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Acorn Energy, Inc. (the “Company”) (File No. 1-33886)

Dear Mr. Decker:

Further to the communications between our outside counsel and the Staff on August 10, 2012, this letter will memorialize the extension to September 4, 2012 of the date by which the Company must file its response to the Commission’s letter dated August 6, 2012.  The Company’s need for additional time to respond to the Commission’s letter results from vacation schedules of senior staff of the Company, including the Chief Financial Officer who has primary responsibility for preparing the Company’s response. Thank you for your consideration in granting the extension.

Best regards.

Very truly yours,

ACORN ENERGY, INC.

/s/ Heather K. Mallard

Heather K. Mallard

Vice President, General Counsel & Secretary